                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549
                                 SCHEDULE 13D

                 UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 3)*

                            Tele-Communications, Inc.
           --------------------------------------------------------
                                (NAME OF ISSUER)

1. Tele-Communications, Inc. Series A TCI Group Common Stock, par value $1.00 per share ("Series A TCI Group Common Stock")
2. Tele-Communications, Inc. Series B TCI Group Common Stock, par value $1.00 per share ("Series B TCI Group Common Stock")
3. Tele-Communications, Inc. Series A Liberty Media Group Common Stock, par value $1.00 per share ("Series A Liberty Media Group Common Stock")
4. Tele-Communications, Inc. Series B Liberty Media Group Common Stock, par value $1.00 per share ("Series B Liberty Media Group Common Stock")
5. Tele-Communications, Inc. Series A TCI Ventures Group Common Stock, par value $1.00 per share ("Series A Ventures Group Common Stock")
6. Tele-Communications, Inc. Series B TCI Ventures Group Common Stock, par value $1.00 per share ("Series B Ventures Group Common Stock")
7. Class B 6% Cumulative Redeemable Exchangeable Junior Preferred Stock, par value $0.1 per share ("Class B Preferred Stock")
           --------------------------------------------------------
                          (TITLE OF CLASS OF SECURITIES)

1.  Series A TCI Group Common Stock:                            87924V101
2.  Series B TCI Group Common Stock:                            87924V200
3.  Series A Liberty Media Group Common Stock:                  87924V507
4.  Series B Liberty Media Group Common Stock:                  87924V606
5.  Series A Ventures Group Common Stock:                       87924V887
6.  Series B Ventures Group Common Stock:                       87924V879
7.  Class B Preferred Stock:                                    87924V309
           --------------------------------------------------------
                                 (CUSIP NUMBER)

                              Raymond L. Sutton, Jr.
                              Baker & Hostetler LLP
                        303 East 17th Avenue, Suite 1100
                             Denver, Colorado 80203
           --------------------------------------------------------
           (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED
                     TO RECEIVE NOTICES AND COMMUNICATIONS)

                                December 16, 1998
           --------------------------------------------------------
            (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240-13d-1(g), check the following box / /.

   NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                    CUSIP Nos.

    Series A TCI Group Common Stock:                             87924V101
    Series B TCI Group Common Stock:                             87924V200
    Series A Liberty Media Group Common Stock:                   87924V507
    Series B Liberty Media Group Common Stock:                   87924V606
    Series A Ventures Group Common Stock:                        87924V887
    Series B Ventures Group Common Stock:                        87924V879
    Class B Preferred Stock:                                     87924V309
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 (1) Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (entities only)
     Gary Magness
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 (2) Check the Appropriate Box if a Member     (a)  / /
     of a Group (See Instructions)             (b)  /X/
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 (3) SEC Use Only

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 (4) Source of Funds (See Instructions)           N/A. See Item 3 below.

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 (5) Check if Disclosure of Legal Proceedings is Required Pursuant to
     Items 2(d) or 2(e)  / /
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 (6) Citizenship or Place of Organization
     U.S.A.
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                  (7) Sole Voting  Series A TCI Group
                        Power        Common Stock                    456,233(1)
                                   Series B TCI Group
                                     Common Stock                    439,270(2)
                                   Series A Liberty Media
                                     Group Common Stock              537,273(1)
                                   Series B Liberty Media
                                     Group Common Stock              248,697(2)
                                   Series A Ventures
                                     Group Common Stock              472,262(1)
                                   Series B Ventures
                                     Group Common Stock              229,634(2)
                                   Class B Preferred Stock            64,598(2)
                  -------------------------------------------------------------
                  (8) Shared       Series A TCI Group
Number of Shares  Voting Power       Common Stock                 15,964,145(1)
                                   Series B TCI Group
  Beneficially                       Common Stock                 15,964,145(2)
                                   Series A Liberty Media
 Owned by Each                       Group Common Stock           18,037,921(1)
                                   Series B Liberty Media
Reporting Person                     Group Common Stock           11,454,693(2)
                                   Series A Ventures
     With                            Group Common Stock           12,034,298(1)
                                   Series B Ventures
                                     Group Common Stock           12,034,298(2)
                                   Class B Preferred Stock                    0
                  -------------------------------------------------------------
                  (9) Sole         Series A TCI Group
                  Dispositive        Common Stock                    456,233(1)
                    Power          Series B TCI Group
                                     Common Stock                    439,270(2)
                                   Series A Liberty Media
                                     Group Common Stock              537,273(1)
                                   Series B Liberty Media
                                     Group Common Stock              248,697(2)
                                   Series A Ventures
                                     Group Common Stock              472,262(1)
                                   Series B Ventures
                                     Group Common Stock              229,634(2)
                                   Class B Preferred Stock            64,598(2)
                  -------------------------------------------------------------
                  (10) Shared      Series A TCI Group
                  Dispositive        Common Stock                 21,503,963(1)
                    Power          Series B TCI Group
                                     Common Stock                 21,503,963(2)
                                   Series A Liberty Media
                                     Group Common Stock           22,791,906(1)
                                   Series B Liberty Media
                                     Group Common Stock           13,834,522(2)
                                   Series A Ventures
                                     Group Common Stock           17,857,750(1)
                                   Series B Ventures
                                     Group Common Stock           17,875,750(2)
                                   Class B Preferred Stock                    0
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(11) Aggregate Amount Beneficially Owned by Each Reporting Person
                  Series A TCI Group Common Stock                 21,960,196(1)
                  Series B TCI Group Common Stock                 21,943,233(2)
                  Series A Liberty Media Group Common Stock       23,329,179(1)
                  Series B Liberty Media Group Common Stock       14,083,219(2)
                  Series A Ventures Group Common Stock            18,330,012(1)
                  Series B Ventures Group Common Stock            18,087,384(2)
                  Class B Preferred Stock                             64,598(2)
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(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
Instructions)                                                                / /

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(13) Percent of Class Represented by Amount in Row (11)
        4.6% of Series A TCI Group Common Stock
        34.1% of Series B TCI Group Common Stock
        6.9% of Series A Liberty Media Group Common Stock
        44.4% of Series B Liberty Media Group Common Stock
        4.9% of Series A Ventures Group Common Stock
        39.9% of Series B Ventures Group Common Stock
        4.2% of Class B Preferred Stock
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(14) Type of Reporting Person (See Instructions) IN

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         (1) Series B TCI Group Common Stock, Series B Liberty Media Group Common Stock and Series B Ventures Group Common Stock are convertible at any time on a one-for-one basis into Series A TCI Group Common Stock, Series A Liberty Media Group Common Stock and Series A Ventures Group Common Stock, respectively. See Item 5 below. The numbers of shares of Series A TCI Group Common Stock, Series A Liberty Media Group Common Stock and Series A Ventures Group Common Stock shown in rows 7 through 11 above assume that the shares of Series B TCI Group Common Stock, Series B Liberty Media Group Common Stock and Series B Ventures Group Common Stock shown in rows 7 through 11 above have been converted into shares of Series A TCI Group Common Stock, Series A Liberty Media Group Common Stock, and Series A Ventures Group Common Stock, respectively.

         (2)  SEE Item 5.

ITEM 1.  SECURITY AND ISSUER

    Gary Magness hereby amends and supplements the statement on Schedule 13D (the "Statement") with respect to the following shares of stock of Tele-Communications, Inc. beneficially owned by Gary Magness:

    1. Tele-Communications, Inc. Series A TCI Group Common Stock, par value $1.00 per share ("Series A TCI Group Common Stock");

    2. Tele-Communications, Inc. Series B TCI Group Common Stock, par value $1.00 per share ("Series B TCI Group Common Stock");

    3. Tele-Communications, Inc. Series A Liberty Media Group Common Stock, par value $1.00 per share ("Series A Liberty Media Group Common Stock");

    4. Tele-Communications, Inc. Series B Liberty Media Group Common Stock, par value $1.00 per share ("Series B Liberty Media Group Common Stock");

    5. Tele-Communications, Inc. Series A TCI Ventures Group Common Stock, par value $1.00 per share ("Series A Ventures Group Common Stock");

    6. Tele-Communications, Inc. Series B TCI Ventures Group Common Stock, par value $1.00 per share ("Series B Ventures Group Common Stock"); and

    7. Class B 6% Cumulative Redeemable Exchangeable Junior Preferred Stock, par value $.01 per share ("Class B Preferred Stock").

    The issuer of the Series A TCI Group Common Stock, the Series B TCI Group Common Stock, the Series A Liberty Media Group Common Stock, the Series B Liberty Media Group Common Stock, the Series A Ventures Group Common Stock, the Series B Ventures Group Common Stock and the Class B Preferred Stock (collectively, the "Company Securities") is Tele-Communications, Inc. (the "Company") whose principal executive offices are located at Terrace Tower
II, 5619 DTC Parkway, Englewood, Colorado  80111.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

    Item 3 of the Statement is hereby amended and supplemented by adding the following at the end thereof:

    On December 16, 1998, the Estate of Betsy Magness (the "Betsy Magness Estate") distributed, pursuant to the Last Will and Testament of Betsy Magness, its 100% membership interest in Magness Securities, LLC ("Magness LLC"), 50% to Kim Magness and 50% to Gary Magness, as the beneficiaries entitled thereto. Magness LLC directly holds 5,539,818 shares of Series B TCI Group Common Stock, 2,374,156 shares of Series A Liberty Media Group Common Stock, 2,379,829 shares of Series B Liberty Media Group Common Stock and 5,823,452 shares of Series B Ventures Group Common Stock.

ITEM 4.  PURPOSE OF TRANSACTION

    Item 4 of the Statement is hereby amended and supplemented by adding the following at the end thereof:

    On December 16, 1998, the Betsy Magness Estate distributed, pursuant to the Last Will and Testament of Betsy Magness, its 100% membership interest in Magness LLC, 50% to Kim Magness and 50% to Gary Magness, as the beneficiaries entitled thereto. The Betsy Magness Estate does not hold any shares of Series A TCI Group Common Stock, Series B TCI Group Common Stock, Series A Liberty Media Group Common Stock, Series B Liberty Media Group Common Stock, Series A Ventures Group Common Stock or Series B Ventures Group Common Stock as to which there is sole or shared power to vote or dispose of shares.

    Kim Magness, as the manager of Magness LLC, has sole power to vote and shared power to dispose of the securities directly held by Magness LLC. Pursuant to an oral agreement between Kim Magness and Gary Magness, Kim Magness may dispose of Magness LLC's securities provided that Gary Magness has the right to veto any proposed disposition of a material amount of the securities directly held by Magness LLC. Therefore, Kim Magness possesses the sole power to vote the 5,539,818 shares of Series B TCI Group Common Stock, 2,374,156 shares of Series A Liberty Media Group Common Stock, 2,379,829 shares of Series B Liberty Media Group Common Stock and 5,823,452 shares of Series B Ventures Group Common Stock held directly by Magness LLC, and Kim Magness, together with Gary Magness, possess shared power to direct the disposition of the 5,539,818 shares of Series B TCI Group Common Stock, 2,374,156 shares of Series A Liberty Media Group Common Stock, 2,379,829 shares of Series B Liberty Media Group Common Stock and 5,823,452 shares of Series B Ventures Group Common Stock held directly by Magness LLC.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

    Item 5(a) of the Statement is hereby deleted in its entirety and replaced with the following:

    (a) The aggregate number and percentage of the Company Securities beneficially owned by the filing person are as follows:

                                             AMOUNT OF BENEFICIAL          PERCENT OF          TOTAL
TITLE OF CLASS                                     OWNERSHIP                 CLASS(1)      VOTING POWER(1)
--------------                               --------------------          ----------      --------------
                                                                                               17.2%
Series A TCI Group Common Stock              21,960,196(2)(3)(4)(5)(6)(7)      4.6%
Series B TCI Group Common Stock              21,943,233(2)(3)(4)(5)(6)(7)     34.1%
Series A Liberty Media Group Common Stock    23,329,179(2)(3)(4)(5)(6)(8)      6.9%
Series B Liberty Media Group Common Stock    14,083,219(2)(3)(4)(6)           44.4%
Series A Ventures Group Common Stock         18,330,012(2)(3)(4)(5)            4.9%


Series B Ventures Group Common Stock         18,087,384(2)(3)(4)(5)           39.9%
Class B Preferred Stock                          64,598(8)                     4.2%

(1) Based on 476,850,798 shares of Series A TCI Group Common Stock, 64,443,857 shares of Series B TCI Group Common Stock, 335,692,477 shares of Series A Liberty Media Group Common Stock, 31,698,559 shares of Series B Liberty Media Group Common Stock, 377,208,392 shares of Series A Ventures Group Common Stock, 45,317,554 shares of Series B Ventures Group Common Stock, 1,552,490 shares of Class B Preferred Stock, 43,575 shares of TCI Group Preferred Stock, Series C, 70,575 shares of Liberty Media Group Preferred Stock, Series C, 278,307 shares of TCI Convertible Redeemable Participating Preferred Stock, Series F, 6,423,844 shares of Redeemable Convertible TCI Group Preferred Stock, Series G, and 6,564,794 shares of Redeemable Convertible Liberty Media Group Preferred Stock, Series H, outstanding on February 28, 1999, in each case after elimination of shares then held by the Company and its majority owned subsidiaries.

(2) Series B TCI Group Common Stock, Series B Liberty Media Group Common Stock and Series B Ventures Group Common Stock ("Series B Shares") are convertible at any time on a one-for-one basis into Series A TCI Group Common Stock, Series A Liberty Media Group Common Stock and Series A Ventures Group Common Stock ("Series A Shares"), respectively. The numbers of shares of Series A TCI Group Common Stock, Series A Liberty Media Group Common Stock and Series A Ventures Group Common Stock shown in this Item 5 assume that the shares of Series B TCI Group Common Stock, Series B Liberty Media Group Common Stock, and Series B Ventures Group Common Stock have been fully converted into shares of Series A TCI Group Common Stock, Series A Liberty Media Group Common Stock, and Series A Ventures Group Common Stock, respectively.

     In addition, each share of Series B TCI Group Common Stock, Series B Liberty Media Group Common Stock and Series B Ventures Group Common Stock is entitled to 10 votes per share and each share of Series A TCI Group Common Stock, Series A Liberty Media Group Common Stock and Series A Ventures Group Common Stock is entitled to one vote per share. Holders of Class B Preferred Stock vote with the holders of the Series A TCI Group Common Stock, Series B TCI Group Common Stock, Series A Liberty Media Group Common Stock, Series B Liberty Media Group Common Stock, Series A Ventures Group Common Stock, Series B Ventures Group Common Stock, and certain classes/series of the Company preferred stock on the election of directors. Gary Magness is entitled to vote 16,420,378 shares of Series A TCI Group Common Stock, 16,403,415 shares of Series B TCI Group Common Stock, 18,575,194 shares of Series A Liberty Media Group Common Stock, 11,703,390 shares of Series B Liberty Media Group Common Stock, 12,506,560 shares of Series A Venturers Group Common Stock, 12,263,932 shares of Series B Venturers Group Common Stock and 64,598 shares of Class B Preferred Stock (assuming conversion of the Series B Shares into Series A Shares). Accordingly, when these series and classes of stock are aggregated, Gary Magness may be deemed to currently beneficially own voting equity securities representing approximately 17.2% of the voting power with respect to a general election of directors of the Company.

(3) Kim Magness and Gary Magness are co-personal representatives of the Bob Magness Estate. Accordingly, the following shares beneficially owned by the Bob Magness Estate are reflected in full in Kim Magness' and Gary Magness' share information (i) 15,964,145 shares of Series A TCI Group Common Stock, (ii) 15,964,145 shares of Series B TCI Group Common Stock,
     (iii) 18,037,921 shares of Series A Liberty Media Group Common Stock,
     (iv) 11,454,693 shares of Series B Liberty Media Group Common Stock, (v) 12,034,298 shares of Series A Ventures Group Common Stock, and (vi) 12,034,298 shares of Series B Ventures Group Common Stock. The foregoing share numbers assume the conversion in full of all Series B Shares into Series A Shares. SEE footnote 2 to this Item 5(a) for an explanation of the convertibility of Series B Shares into Series A Shares.

(4) On December 16, 1998, the Betsy Magness Estate distributed, pursuant to the Last Will and Testament of Betsy Magness, its 100% membership interest in Magness LLC, 50% to Kim Magness and 50% to Gary Magness, as the beneficiaries entitled thereto. Accordingly, as a holder of a 50% membership interest in Magness LLC sharing with Kim Magness certain dispositive power over Company Securities held by Magness LLC, the following shares beneficially owned by the Magness LLC are reflected in full in Gary Magness' share information: (i) 5,539,818 shares of Series A TCI Group Common Stock, (ii) 5,539,818 shares of Series B TCI Group Common Stock, (iii) 4,753,985 shares of Series A Liberty Media Group Common Stock, (iv) 2,379,829 shares of Series B Liberty Media Group Common Stock, (v) 5,823,452 shares of Series A Ventures Group Common Stock, and (vi) 5,823,452 shares of Series B Ventures Group Common Stock. The foregoing share numbers assume the conversion in full of all Series B Shares into Series A Shares. SEE footnote 2 to this Item 5(a) for an explanation of the convertibility of Series B Shares into Series A Shares.

(5) Includes, as applicable, 7,953 shares of Series A TCI Group Common Stock, 102 shares of Series B TCI Group Common Stock, 12,800 shares of Series A Liberty Media Group Common Stock, 17,402 shares of Series A Ventures Group Common Stock, and 5,796 shares of Series B Ventures Group Common Stock beneficially owned by Mr. Magness' spouse, as to which Mr. Magness disclaims any beneficial ownership thereof. The foregoing share numbers assume the conversion in full of all Series B Shares into Series A Shares. SEE footnote 2 to this Item 5(a) for an explanation of the convertibility of Series B Shares into Series A Shares.

(6) Includes, as applicable, 3,850 shares of Series A TCI Group Common Stock, 1,100 shares of Series B TCI Group Common Stock, 920 shares of Series A Liberty Media Group Common Stock and 500 shares of Series B Liberty Media Group Common Stock beneficially owned by Mr. Magness' daughter, as to which Mr. Magness holds such shares as custodian and disclaims any beneficial ownership thereof. The foregoing share numbers assume the conversion in fully of all Series B Shares into Series A Shares. SEE footnote 2 to this Item 5(a) for an explanation of the convertibility of Series B Shares into Series A Shares.

(7) Gary Magness is the president and sole director of the Gary Magness Family Foundation (the "Gary Magness Foundation"). Accordingly, the following shares beneficially owned by the Gary Magness Foundation are reflected in full in Gary Magness' share information: (i) 30,000 shares of Series A TCI Group Common Stock, and (ii) 30,000 shares of Series B TCI Group Common Stock. The foregoing share numbers assume the conversion in full of the Series B TCI Group Common Stock into Series A TCI Group Common Stock. SEE footnote 2 to this Item 5(a) for an explanation of the convertibility of the Series B TCI Group Common Stock.

(8) Gary Magness is the sole trustee and current primary beneficiary of the Gary Magness Irrevocable Trust (the "Gary Magness Trust"). Accordingly, the following shares beneficially owned by the Gary Magness Trust are reflected in full in Gary Magness' share information: (i) 130,499 shares of Liberty Media Group Common Stock, and (ii) 62,500 shares of Class B Preferred Stock.

     Item 5(b) of the Statement is hereby deleted in its entirety and replaced with the following:

     (b) The following indicates for the filing person the number of shares of Company Securities as to which there is sole or shared power to vote or dispose of the Shares:

                                                Sole Voting     Shared Voting
       Class of Security                          Power           Power(1)
       -----------------                        ----------      ------------
Series A TCI Group Common Stock                  456,233         15,964,145
Series B TCI Group Common Stock                  439,270         15,964,145
Series A Liberty Media Group Common Stock        537,273         18,037,921
Series B Liberty Media Group Common Stock        248,697         11,454,693
Series A Ventures Group Common Stock             472,262         12,034,298
Series B Ventures Group Common Stock             229,634         12,034,298
Class B Preferred Stock                           64,598                  0


                                                    Sole           Shared
                                                Dispositive       Dispositive
       Class of Security                           Power          Power(1)(2)
       -----------------                        -----------     -----------------
Series A TCI Group Common Stock                   456,233          21,503,963
Series B TCI Group Common Stock                   439,270          21,503,963
Series A Liberty Media Group Common Stock         537,273          22,791,906
Series B Liberty Media Group Common Stock         248,697          13,834,522
Series A Ventures Group Common Stock              472,262          17,857,750
Series B Ventures Group Common  Stock             229,634          17,857,750
Class B Preferred Stock                            64,598                   0


(1) As a co-personal representative of the Bob Magness Estate, Gary Magness shares both voting and dispositive power over the securities held by the Bob Magness Estate with its co-personal representatives. Kim Magness and Gary Magness are the co-personal representatives of the Bob Magness Estate.

(2) Pursuant to an oral agreement with Kim Magness, Gary Magness shares dispositive power over the securities held by Magness LLC with Kim Magness. See Item 6 below.

ITEM 6. CONTRACTS, AGREEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

    Item 6 of the Statement is hereby amended and supplemented by adding the following at the end thereof:

    Kim Magness, as the manager of Magness LLC, has sole power to vote and shared power to dispose of the securities directly held by Magness LLC. Pursuant to an oral agreement between Kim Magness and Gary Magness, Kim Magness may dispose of Magness LLC's securities provided that Gary Magness has the right to veto any proposed disposition of a material amount of the securities directly held by Magness LLC. Therefore, Kim Magness possesses the sole power to vote the 5,539,818 shares of Series B TCI Group Common Stock, 2,374,156 shares of Series A Liberty Media Group Common Stock, 2,379,829 shares of Series B Liberty Media Group Common Stock and 5,823,452 shares of Series B Ventures Group Common Stock held directly by Magness LLC, and Kim Magness, together with Gary Magness, possess shared power to direct the disposition of the 5,539,818 shares of Series B TCI Group Common Stock, 2,374,156 shares of Series A Liberty Media Group Common Stock, 2,379,829 shares of Series B Liberty Media Group Common Stock and 5,823,452 shares of Series B Ventures Group Common Stock held directly by Magness LLC.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 13, 1999


/s/ Gary Magness
-----------------------------
Gary Magness